UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2018

Commission File Number

Kazia Therapeutics Limited

(Translation of registrant’s name into English)

Three International Towers Level 24 300 Barangaroo Avenue Sydney NSW 2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☑

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kazia Therapeutics Limited (Registrant)

Kate Hill

Kate Hill

Company Secretary

Date 8 November 2018

ASX RELEASE

8 November 2018

KAZIA ANNUAL GENERAL MEETING RESULTS

Sydney, 8 November 2018 – Kazia Therapeutics Limited (ASX: KZA; NASDAQ: KZIA), an Australian oncology-focused biotechnology company, is pleased to announce the results of its Annual General Meeting of shareholders.

All resolutions were carried. The vote totals are attached.

Kazia Chairman, Iain Ross, commented “we are very pleased to have such an emphatic vote of confidence from our shareholders as the company moves forward. Almost 40% of the issued share capital was voted in this AGM, which is an extremely high turnout, and each of the resolutions were passed by a very decisive margin, with approximately 90% of shares voted in favour of each resolution. Kazia has an exciting year ahead, with four value-driving data read-outs from human trials expected, and we continue to be grateful for the support of our investors.”

[ENDS]

About Kazia Therapeutics Limited

Kazia Therapeutics Limited (ASX: KZA, NASDAQ: KZIA) is an innovative oncology-focused biotechnology company, based in Sydney, Australia. Our pipeline includes two clinical-stage drug development candidates, and we are working to develop therapies across a range of oncology indications.

Our lead program is GDC-0084, a small molecule inhibitor of the PI3K / AKT / mTOR pathway, which is being developed to treat glioblastoma multiforme, the most common and most aggressive form of primary brain cancer in adults. Licensed from Genentech in late 2016, GDC-0084 entered a phase II clinical trial in March 2018. Initial data is expected in early calendar 2019. GDC-0084 was granted orphan designation for glioblastoma by the US FDA in February 2018.

TRX-E-002-1 (Cantrixil), is a third-generation benzopyran molecule with activity against cancer stem cells, and is being developed to treat ovarian cancer. TRX-E-002-1 is currently undergoing a phase I clinical trial in Australia and the United States. Initial data was presented in June 2018 and the study remains ongoing. Cantrixil was granted orphan designation for ovarian cancer by the US FDA in April 2015.

Board of Directors

Mr Iain Ross Chairman, Non-Executive Director

Mr Bryce Carmine Non-Executive Director

Mr Steven Coffey Non-Executive Director

Dr James Garner Chief Executive Officer, Managing Director

Computershare Investor Services Pty Limited

ABN 48 078 279 277

Level Four 60 Carrington Street

Sydney NSW 2000 Australia

GPO Box 7045

Sydney NSW 2001 Australia

Telephone 61 2 8234 5000

Facsimile 61 2 8235 8150

www.computershare.com

8 November 2018

The Chairman

Kazia Theraputics Limited

Three International Towers

Level 24

300 Barangaroo Avenue

Sydney, NSW 2000

Poll Report

I, the Returning Officer appointed by you in connection with the voting by poll on the motions set out below at the 2018 Annual General Meeting of the Shareholders of Kazia Theraputics Limited held at K&L Office, Level 31, 1 O’Connell Street, Sydney NSW on 08 November 2018 at 10:00 am, report as follows:

1	Adoption of Remuneration Report

	Number	%
Votes cast ‘FOR’ the motion	20,311,895	89.75
Votes cast ‘AGAINST’ the motion	2,318,715	10.25

TOTAL VOTES CAST	22,630,610	100.00

Votes “Abstained”	216,839

The resolution was carried as an ordinary resolution.

2	Re-election of Iain Ross

	Number	%
Votes cast ‘FOR’ the motion	21,071,116	90.49
Votes cast ‘AGAINST’ the motion	2,214,969	9.51

TOTAL VOTES CAST	23,286,085	100.00

Votes “Abstained”	65,183

The resolution was carried as an ordinary resolution.

3	Approval of Additional Placement

	Number	%
Votes cast ‘FOR’ the motion	20,597,110	88.53
Votes cast ‘AGAINST’ the motion	2,669,288	11.47

TOTAL VOTES CAST	23,266,398	100.00

Votes “Abstained”	84,870

The resolution was carried as a special resolution.

Justine Laughton

Returning Officer

Computershare Investor Services Pty Limited